Exhibit 99.1

NEWS RELEASE

Precision Drilling Trust Announces
United States Federal Income Tax Information For 2008

Calgary, Alberta, Canada – January 28, 2009

Precision Drilling Trust (“Precision” or the “Trust”) announced today the United States (“U.S.”) federal income tax treatment of the cash and “in-kind” distributions paid by Precision to individual U.S. resident unitholders in 2008.

Based on advice from Precision’s U.S. tax advisors, the issued and outstanding trust units of Precision will be classified as equity rather than as debt for U.S. federal income tax purposes. Precision believes that the cash distributions paid in 2008 to individual U.S. resident unitholders out of its current and accumulated earnings and profits should be treated as qualified dividend income for U.S. federal income tax purposes generally eligible for the reduced maximum rate of tax to individuals of 15% and that the “in-kind” distribution made in January 2008, which was followed by an immediate consolidation of trust units so that the number of Trust units outstanding were unchanged from the number of Trust units outstanding immediately before the special “in-kind” distribution, should be treated as a non-taxable event for U.S. federal income tax purposes. More detailed U.S. tax information regarding the Trust’s 2008 cash and “in-kind” distributions is provided on Precision’s website at: www.precisiondrilling.com/UnitholderInfo/Taxation2008.cfm.

United States resident unitholders are advised to consult their own tax advisers as to the specific U.S. federal and state income tax consequences associated with Precision’s distributions in 2008.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

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4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile: 403.264.0251
www.precisiondrilling.com

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

(403) 716-4575
(403) 716-4755 (FAX)

4200, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7
Website: www.precisiondrilling.com

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile: 403.264.0251
www.precisiondrilling.com